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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)



                                  TIFFANY & CO.
                                (Name of Issuer)



                          Common Stock, par value $0.01
                         (Title of Class of Securities)



                                   886 547 108
                                 (CUSIP Number)


                               Kazunari Nagamatsu
                          c/o Mitsukoshi (U.S.A.) Inc.
                               12 East 49th Street
                            New York, New York 10017
                                 (212) 753-5580
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                February 3, 1999
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].



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CUSIP NO.        886 547 108


1)       Names of Reporting Person.                  Mitsukoshi Ltd.
         Identification No. of
         Above Person (entities only)

2)       Check the Appropriate Box  (a)
         if a Member of a Group     (b)
         (See Instructions)

3)       SEC Use Only

4)       Source of Funds (See
         Instructions)                      WC

5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)

6)       Citizenship or Place of                          Japan
         Organization

Number of                  (7)      Sole Voting Power                  0 shares
Shares Bene-               (8)      Shared Voting
 ficially                           Power                              0 shares
Owned by                   (9)      Sole Dispositive
Each Report-                        Power                              0 shares
 ing Person                (10)     Shared Dispositive
   With                             Power                              0 shares

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                       0 shares

12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)

13)      Percent of Class Represented
         by Amount in Row (11)                                         0.0%

14)      Type of Reporting Person (See
         Instructions)                                                 CO


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                  Schedule 13D of Mitsukoshi Ltd. filed with the Securities and
Exchange Commission on October 3, 1989, as amended by Amendment No. 1 filed on November 17, 1989, Amendment No. 2 filed on January 3, 1990 and Amendment No. 3 filed on January 19, 1999, is hereby further amended as follows:


         1.       By adding the following as the final paragraph of Item 4:

                  Item 4.  Purpose of Transaction.

                           On February 3, 1999, the Company sold all 4,270,000
                  shares of Common Stock beneficially owned by it to the underwriters in the Offering.

         2.       By amending and restating Item 5 as follows:

                  Item 5.  Interest in Securities of the Issuer

                           (a) Upon consummation of the Offering on February 3,
                  1999, the Company was no longer the beneficial owner of any shares of Common Stock.

                           (b)      Not applicable.

                           (c) On February 3, 1999, the Company sold all
                  4,270,000 shares of Common Stock beneficially owned by it to the underwriters in the Offering at a price of $56 per share. The closing occurred in New York, New York.

                           (d)      Not applicable.

                           (e) The Company ceased to be a beneficial owner of
                  more than five percent of the Issuer's Common Stock on February 3, 1999.

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                           MITSUKOSHI LTD


                           By /s/ Kazunari Nagamatsu
                           -------------------------
                           Name: Kazunari Nagamatsu
                           Title:  Attorney-in-fact *
                           * (Mr. Nagamatsu is authorized to sign this
                           amendment on behalf of the Company pursuant to a Power of Attorney, dated January 7, 1999, which is incorporated by reference to Exhibit 6 to Amendment No. 3 to the Company's Schedule 13D, filed on January 19, 1999).


Dated: February 11, 1999



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